UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STERLING OIL & GAS COMPANY
(Name of small business issuer in its charter)

Nevada	3533	61-1500382
State or jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization	Classification Code Number)	Identification No.)

201 W. Lakeway	The Corporation Trust Company of Nevada
Suite 1000	6100 NEIL ROAD
Gillette, Wyoming 82718	Suite 500
(307) 682-3155	Reno, Nevada 89511
(Address and telephone of registrant's executive (Name, address and telephone number of agent office and address of principal place of business for service)
or intended principal place of business)
Copies to:
Scott R. Jenkins, Esq. STRONG AND
HANNI LAW OFFICES
#3 TRIAD Center, Suite 500
Salt Lake City, Utah 84180

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [  ]

If this Form is filed to register additional common stock for an offering under Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed under Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed under Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made under Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

	Amount To Be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Share	Offering Price	Fee [1]
Common Stock by the Company	10,000,000	$ 0.50	$5,000,000	$ 153.50
Common Stock by Selling	7,500,000
Shareholders and shares underlying	(5,000,000 &	$ 0.05	$250,000	$ 7.67
warrants[1]	2,500,000 respectively)	$ 0.50 (respectively)	$1,250,000	$ 38.38
Warrants to Purchase Common
Stock	5,000,000	$ 0.25	$1,250,000	$ 38.38
Total Securities	22,500,000		$7,750,000	$ 237.93

[1]  Estimated solely for purposes of calculating the registration fee under Rule 457(c).

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

[1] 7,500,000 common shares includes 5,000,000 common shares held by selling shareholders and 2,500,000 common shares underlying the warrants.

PROSPECTUS

STERLING OIL & GAS COMPANY

10,000,000 Shares of Common Stock by the Company (par value $.00001)

5,000,000 Shares of Common Stock by Selling Shareholders (par value $.00001)

5,000,000 Warrants to purchase common stock and 2,500,000 common shares underlying the
Warrants, by Selling Shareholders

     This prospectus relates to the sale of up to 10,000,000 shares of common stock by Sterling Oil & Gas Company (the “Company”), 5,000,000 shares of common stock by the Selling Shareholders and 5,000,000 warrants to purchase common stock including 2,500,000 shares of our common stock underlying the warrants, offered by Selling Shareholders. Shares of common stock are being offered for sale by the Company and the Selling Shareholders at prices established by the OTC market and/or the Bulletin Board operated by the Federal Industry Regulatory Authority during the term of this offering. These prices will fluctuate based on demand for the shares of common stock. Our common stock will be traded in the OTC market or on the Bulletin Board operated by the Federal Industry Regulatory Authority.

Investing in our common stock involves risks. See "Risk Factors" starting at page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________________________.

SUMMARY OF OUR OFFERING

Our business

We were incorporated on May 1, 2007 as a Nevada corporation. In connection with our incorporation our parent company, Big Cat Oil & Gas, transferred to us oil and gas prospects located in the states of Montana and Wyoming. Thereafter, on June 8, 2007, we completed a private offering of 5,000,000 units for a total consideration of $250,000, with each unit consisting of one share of common stock and one warrant to purchase a half share of our common stock. The focus of our business is oil and gas exploration. Our principal executive office is located at 201 W. Lakeway, Suite 1000, Gillette, Wyoming 82718. Our telephone number is (307) 682-3155. Our fiscal year end is February 28. See “Certain Relationships and Related Transactions” for a description of certain transactions with the officers and directors of the Company and with its parent company, Big Cat Energy Corporation at the time of formation of the Company.

The offering

Following is a brief summary of this offering:

Securities being offered by the Company 10,000,000 common
Securities being offered by selling shareholders[2] 7,500,000 common
5,000,000 warrants
Offering price per share Per the market
Number of shares outstanding before the offering 15,000,000
Number of shares outstanding after the offering if all of the shares are sold[3]
27,500,000

Selected financial data

The following chart shows selected financial data for the Company as of July 31, 2007:

As of
July 31, 2007

Balance Sheet
Total Assets	$1,990,501
Total Liabilities	$994
Stockholders Equity	$1,989,507

Three Months
Ended
July 31, 2007

Income Statement
Revenue	$0
Total Expenses	$14,216
Net Loss	$(13,534)

___________________________ [2] Includes 2,500,000 unissued common shares underlying warrants and 5,000,000 shares presently outstanding held by
Selling Shareholders.
[3] Excludes warrants, but includes 2,500,000 common shares underlying warrants.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, in connection with an investment in shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. Some information in this prospectus may contain "forward-looking" statements that discuss future expectations of our financial condition and results of operation. The risk factors noted in this section and other factors could cause our actual results to differ materially from those contained in any forward-looking statements.

We are a newly formed company and have never made a profit and may not be profitable in the future. Furthermore our auditors have included a qualification in their report which indicates substantial doubt on our ability to continue as a going concern. The Company was formed in May, 2007, has never been profitable and may never be profitable.

We have substantial capital requirements necessary for undeveloped properties for which we may not be able to obtain adequate financing. All of our oil and gas prospects are undeveloped. Recovery of any revenues from our prospects will require significant capital expenditures.

We face significant competition, and many of our competitors have resources in excess of our available resources. The oil and gas industry is highly competitive. We encounter competition from other oil and gas companies in all areas of our operations, including the acquisition of producing properties. Our competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of our competitors are large, well established companies with substantially larger operating staffs and greater capital resources than us. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to acquire additional properties and to discover reserves in the future will depend upon our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Exploratory drilling is a speculative activity that may not result in commercially productive reserves and may require expenditures in excess of budgeted amounts. Drilling activities are subject to many risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. There can be no assurance that any wells drilled will be productive or that we will recover all or any portion of our investment. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, many of which are beyond our control, including economic conditions, mechanical problems, pressure or irregularities in formations, title problems, weather conditions, compliance with governmental requirements and shortages in or delays in the delivery of equipment and services. Such equipment shortages and delays sometimes involve drilling rigs where inclement weather prohibits the movement of land rigs causing a high demand for rigs by a large number of companies during a relatively short period of time. Our future drilling activities may not be successful. Lack of drilling success could have a material adverse effect on our financial condition and results of operations.

Our operations are also subject to all the hazards and risks normally incident to the development, exploitation, production and transportation of, and the exploration for, oil and gas, including unusual or unexpected geologic formations, pressures, down hole fires, mechanical failures, blowouts, explosions, uncontrollable flows of oil, gas or well fluids and pollution and other environmental risks. These hazards could result in substantial losses to us due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. We intend to participate in insurance coverage maintained by operators of any wells, although there can be no assurances that such coverage will be sufficient to prevent a material adverse effect to us in such events.

We are in a capital-intensive business and we will need additional funds. Our business is highly capital-intensive requiring continuous development and acquisition of oil and gas reserves. In addition, capital is required to operate and expand our oil and gas field operations, purchase equipment and to fund any drilling program. At July 31, 2007, we had working capital of only $186,641. There can be no assurance that funds can be obtained to satisfy our capital requirements for the business. Any future issuances of equity securities to raise capital would likely result in dilution to our then existing shareholders and incurring additional indebtedness would result in increased interest expense and debt service changes.

Oil and natural gas prices fluctuate widely and low prices could have a material adverse impact on our business and financial results. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to: (i) relatively minor changes in the supply of, and demand for, oil and gas; (ii) market uncertainty; and (iii) a variety of additional factors, all of which are beyond our control. These factors include domestic and foreign political conditions, the price and availability of domestic and imported oil and gas, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. Furthermore, the marketability of any production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Volatility in oil and gas prices could affect our ability to market our production, if any, through such systems, pipelines or facilities.

We are subject to various operating and other casualty risks that could result in liability exposure or the loss of production and revenues.

     If we are able to commence an oil and gas business, we will be subject to a variety of operating risks, including, but not limited to, unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties and substantial losses. We may not be insured or fully insured against all risks.

     Exploration drilling involves a high degree of risk that no commercial production will be obtained and/or that production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

Our business may suffer if we lose key personnel.We depend to a large extent on the services of our existing officers and directors. The loss of the services of any of them would have a material adverse effect on our operations. We have not entered into any employment contracts with our executive officers and have not obtained key personnel life insurance on them.

Certain of our affiliates have engaged in business transactions with the Company, which may result in conflicts of interest. Certain officers, directors and related parties, including entities controlled by members of current management, have engaged in business transactions with the Company which were not the result of arm's length negotiations between independent parties. Our management believes that the terms of these transactions were as favorable to us as those that could have been obtained from unaffiliated parties under similar circumstances. All future transactions between us and our affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties.

The liquidity, market price and volume of our stock are volatile, and our stock is subject to certain penny stock rules. Our common stock is traded on the Over-the-Counter Bulletin Board ("OTCBB"). The liquidity of our common stock may be adversely affected, and purchasers of our common stock may have difficulty selling our common stock, if our common stock does not continue to trade in that or another suitable trading market.

There is presently limited or no public market for our common stock, and there is no assurance that a ready public market for our securities will develop. It is likely that any market that develops for our common stock will be highly volatile and that the trading volume in such market will be limited. The trading price of our common stock could be subject to wide fluctuations. In addition, the U.S. stock market has from time to time experienced extreme price and volume fluctuations that have affected the market price for many companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our securities.

The trading price of our common stock is expected to be below $5.00 per share. As long as the trading price of our common stock remains below $5.00 per share, trading in our common stock is subject to the requirements of certain rules under the Exchange Act which require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the associated risks, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of our common stock.

We may experience adverse consequences because of required indemnification of officers and directors. Provisions of our Articles of Incorporation and Bylaws provide that we will indemnify any director and officer as to liabilities incurred in their capacity as a director or officer and on those terms and conditions set forth therein to the fullest extent of Nevada law. Further, we may purchase and maintain insurance on behalf of any such persons whether or not we would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by us and prevent any recovery from our officers, directors, agents and employees for losses incurred by us as a result of their actions. Further, the SEC takes the position that indemnification against liability under the Securities Act is against the public policy as expressed in the Securities Act, and is, therefore, unenforceable.

We do not intend to declare dividends in the foreseeable future. Our Board of Directors presently intends to retain any earnings for the expansion of our business. We therefore do not anticipate the distribution of cash dividends in the foreseeable future. Any future decision of our Board of Directors to pay cash dividends will depend, among other factors, upon our earnings, financial position and cash requirements.

We may not have satisfactory title to our properties. We believe we have satisfactory title to all our properties in accordance with standards generally accepted in the oil and gas industry However, in the normal course of our business, title defects of varying degrees will arise, and, if practicable, reasonable efforts will be made to cure any such defects.

We expect to make acquisitions of oil and gas properties from time to time subject to available resources. In making an acquisition, we generally focus most of our title and valuation efforts on the more significant properties. It is generally not feasible for us to review in-depth every property we purchase and all records with respect to such properties. However, even an in-depth review of properties and records may not necessarily reveal existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their deficiencies and capabilities. Evaluation of future recoverable reserves of oil and gas, which is an integral part of the property selection process, is a process that depends upon evaluation of existing geological, engineering and production data, some or all of which may prove to be unreliable or not indicative of future performance. To the extent the seller does not operate the properties, obtaining access to properties and records may be more difficult. Even when problems are identified, the seller may not be willing or financially able to give contractual protection against such problems, and we may decide to assume environmental and other liabilities in connection with acquired properties.

We are subject to various governmental regulations which may cause us to incur substantial costs. Our operations are or could be affected from time to time in varying degrees by political developments and federal, state and local laws and regulations. In particular, oil and gas production and related operations are or have been subject to price controls, taxes and other laws and regulations relating to the oil and gas industry. Failure to comply with such laws and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases our cost of doing business and affects our profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, because such laws and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws and regulations.

Sales of natural gas by us are not regulated and are generally made at market prices. However, the Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced, as well as the revenues received by us for sales of such production.

Since the mid-1980's, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of natural gas. Order 636 mandated a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC's purposes in issuing the orders was to increase competition within all phases of the natural gas industry. Order 636 and subsequent FERC orders issued in individual pipeline restructuring proceedings have been the subject of appeals, and the courts have largely upheld Order 636. Because further review of certain of these orders is still possible, and other appeals may be pending, it is difficult to exactly predict the ultimate impact of the orders on us and our natural gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets.

We are subject to various environmental risks which may cause us to incur substantial costs.Our operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling and transportation of oil and gas and the discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from our operations. The permits required for our various operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines, penalties or injunctions. In the opinion of management, we are in substantial compliance with current applicable environmental laws and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us. The impact of such changes, however, would not likely be any more burdensome to us than to any other similarly situated oil and gas company.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Furthermore, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We may be responsible for additional costs in connection with abandonment of properties. We are responsible for payment of plugging and abandonment costs on our oil and gas properties pro rata to our working interest. Based on our experience, we anticipate that the ultimate aggregate salvage value of lease and well equipment located on our properties will exceed the costs of abandoning such properties. There can be no assurance, however, that we will be successful in avoiding additional expenses in connection with the abandonment of any of our properties. In addition, abandonment costs and their timing may change due to many factors, including actual production results, inflation rates and changes in environmental laws and regulations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by selling shareholders in this offering. All such proceeds from the sale of the shares of common stock will be received by the selling shareholders. As to the proceeds from the sale of the 10,000,000 shares by the Company, the following table shows the expected use of net proceeds of the offering:

Net Proceeds of the offering:	$5,000,000[4]
Working Capital	$1,000,000
Salaries and Fees	$400,000
Oil and Gas Development	$3,500,000

DETERMINATION OF OFFERING PRICE

The selling shareholders are or may offer their securities for sale in this offering. Their shares will be sold at the market price. No shares are being offered by us. Our shares will be traded on the OTC market or the Bulletin Board operated by the Federal Industry Regulatory Authority.

___________________________ 4 - Based on an offering price of $.50 per share.

PLAN OF DISTRIBUTION

There are twenty five (25) selling shareholders. They may be deemed underwriters. They may sell some or all of their common stock in one or more transactions, including block transactions:

1.	On such public markets or exchanges as the common stock may from time to time be trading;

2.	In privately negotiated transactions;

3.	Through the writing of options on the common stock;

4.	In short sales; or

5.	In any combination of these methods of distribution.

The sales price to the public is the market price as set forth in the OTC market or on the Bulletin Board operated by the Federal Industry Regulatory Authority or another exchange. The sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale. In these circumstances, the sales price to the public may be:

1.	The market price of our common stock prevailing at the time of sale;

2.	A price related to such prevailing market price of our common stock; or

3.	Such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers.

We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders or the Big Cat shareholders. We are bearing all costs relating to the registration of the common stock, estimated to be $30,000. The selling shareholders and the Big Cat shareholders, however, will pay commissions or other fees payable to brokers or dealers in connection with any sale of the common stock. The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with our common stock;

2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934.

There is no assurance that any of the selling shareholders or the Big Cat Shareholders will sell any or all of the shares offered by them. Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is met. There are no pre-existing contractual agreements for any person to purchase the shares.

Of the 15,000,000 shares of common stock outstanding as of September 30, 2007, 750,000 shares are owned by our officers and directors and may only be resold pursuant to this registration statement or in compliance with Rule 144 of the Securities Act of 1933.

We have not declared any cash dividends, nor do we intend to do so. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs and it is anticipated that all available cash will be needed for our operations in the foreseeable future.

BUSINESS

Background

We were incorporated on May 1, 2007 as a Nevada corporation. In connection with our incorporation our parent company, Big Cat Oil & Gas, transferred to us oil and gas prospects located in the states of Montana and Wyoming (See “Properties”). Thereafter, on June 8, 2007, we completed a private offering of 5,000,000 units, with each unit consisting of one share of common stock and one warrant to purchase a half share of our common stock for a total consideration of $250,000. The focus of our business is oil and gas. Our principal executive office is located at 201 W. Lakeway, Suite 1000, Gillette, Wyoming 82718. Our telephone number is (307) 682-3155. Our fiscal year end is February 28.

We have not conducted any market research into the likelihood of success of our operations in the oil and gas industry. We have no revenues and have incurred losses since inception. All of the information contained herein is forward looking.

We do not consider our self to be a blank check company as that term is defined in Rule 419 of Regulation C of the Securities Act of 1933 and we do not intend to merge with or be acquired by another company in the foreseeable future.

Regulation of Oil and Gas Activities

     The exploration, production and transportation of all types of hydrocarbons is subject to significant governmental regulations. Our operations are affected from time to time in varying degrees by political developments and federal, state and local laws and regulations. In particular, oil and gas production operations and economics are, or in the past have been, affected by industry specific price controls, taxes, conservation, safety, environmental and other laws relating to the petroleum industry, and by changes in such laws and by constantly changing administrative regulations.

Development and Production

Oil and gas operations are subject to various types of regulation at the federal, state and local levels. These types of regulation include requiring the operator of oil and gas properties to possess permits for the drilling and development of wells, post bonds in connection with various types of activities, and file reports concerning operations. Most states, and some counties and municipalities, regulate one or more of the following:

the location of wells; •
the method of developing and casing wells; •
the surface use and restoration of properties upon which wells are drilled; •
the plugging and abandoning of wells; and •
notice to surface owners and other third parties.

     Some states regulate the size and shape of development and spacing units or pro-ration units for oil and gas properties. Some states allow forced pooling or unitization of tracts to facilitate exploitation while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum allowable rates of production from gas and oil wells, generally prohibit the venting or flaring of gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of gas and oil we can produce from our wells or limit the number of wells or the locations at which these wells can be drilled. Moreover, each state, including Texas, generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction.

     Operations on Federal or Indian oil and gas leases must comply with numerous regulatory restrictions, including various non-discrimination statutes, and certain of such operations must be conducted pursuant to certain on-site security regulations and other permits issued by various federal agencies, including the Bureau of Land Management, which we refer to as BLM, and the Minerals Management Service, which we refer to as MMS. MMS establishes the basis for royalty payments due under federal oil and natural gas leases through regulations issued under applicable statutory authority. State regulatory authorities establish similar standards for royalty payments due under state oil and natural gas leases. The basis for royalty payments established by MMS and the state regulatory authorities is generally applicable to all federal and state oil and natural gas lessees. Accordingly, we believe that the impact of royalty regulation on our operations should generally be the same as the impact on our competitors. We do not currently have any Federal or Indian oil or gas leases.

     The failure to comply with these rules and regulations can result in substantial penalties, including lease suspension or termination in the case of federal leases. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect us.

Regulation of Transportation and Sale of Natural Gas

     Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, as amended, which we refer to as NGA, the Natural Gas Policy Act of 1978, as amended, which we refer to as NGPA, and regulations promulgated there under by the Federal Energy Regulatory Commission, which we refer to as FERC and its predecessors. In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of wellhead natural gas sales began with the enactment of the NGPA. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, as amended, which we refer to as the Decontrol Act. The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993. While sales by producers of natural gas can currently be made at unregulated market prices, Congress could reenact price controls in the future.

     Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, FERC issued Order No. 636 and a series of related orders, which we refer to, collectively, as Order No. 636, to implement its open access policies. As a result of the Order No. 636 program, the marketing and pricing of natural gas have been significantly altered. The interstate pipelines' traditional role as wholesalers of natural gas has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. FERC continues to regulate the rates that interstate pipelines may charge for such transportation and storage services. Although FERC's orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

     In 2000, FERC issued Order No. 637 and subsequent orders, which we refer to, collectively, as Order No. 637, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting. Most major aspects of Order No. 637 have been upheld on judicial review, and most pipelines' tariff filings to implement the requirements of Order No. 637 have been accepted by the FERC and placed into effect.

     The Energy Policy Act of 2005, which we refer to as EP Act 2005, gave FERC increased oversight and penalty authority regarding market manipulation and enforcement. EP Act 2005 amended the NGA to prohibit market manipulation and also amended the NGA and the NGPA to increase civil and criminal penalties for any violations of the NGA, NGPA and any rules, regulations or orders of FERC to up to $1,000,000 per day, per violation. In addition, FERC issued a final rule effective January 26, 2006, regarding market manipulation, which makes it unlawful for any entity, in connection with the purchase or sale of natural gas or transportation service subject to FERC jurisdiction, to defraud, make an untrue statement, or omit a material fact or engage in any practice, act, or course of business that operates or would operate as a fraud. This final rule works together with FERC's enhanced penalty authority to provide increased oversight of the natural gas marketplace.

     The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

     Generally, intrastate natural gas transportation is subject to regulation by state regulatory agencies, although FERC does regulate the rates, terms, and conditions of service provided by intrastate pipelines that transport gas subject to FERC's NGA jurisdiction pursuant to Section 311 of the NGPA. The basis for state regulation of intrastate natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is materially different from the effect of such regulation on our competitors.

Sales of condensate and natural gas liquids are not currently regulated and are made at market prices

Natural Gas Gathering

     Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of the FERC. FERC has developed tests for determining which facilities constitute jurisdictional transportation facilities under the NGA and which facilities constitute gathering facilities except for FERC's NGA jurisdiction. From time to time, FERC reconsiders its test for defining non-jurisdictional gathering. For example, there is currently pending at FERC a proposed rulemaking to reformulate its test for non-jurisdictional gathering in the shallow waters of the Outer Continental Shelf. In recent years, FERC has also permitted jurisdictional pipelines to "spin down" exempt gathering facilities into affiliated entities that are not subject to FERC jurisdiction, although FERC continues to examine the circumstances in which such a "spin down" is appropriate and whether it should reassert jurisdiction over certain gathering companies and facilities that previously had been "spun down." We cannot predict the effect that FERC's activities in this regard may have on our operations, but we do not expect these activities to affect our operations in any way that is materially different from the effect thereof on our competitors.

     State regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, non-discriminatory take or service requirements, but does not generally entail rate regulation. Recently, however, gas gathering has received greater regulatory scrutiny at the state levels. For example, the Texas Railroad Commission enacted a Natural Gas Transportation Standards and Code of Conduct to provide regulatory support for the state's more active review of rates, services and practices associated with the gathering and transportation of gas by an entity that provides such services to others for a fee, in order to prohibit such entities from unduly discriminating in favor of their affiliates.

Regulation of Transportation of Oil

     Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. The transportation of oil in common carrier pipelines is also subject to rate regulation. FERC regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. In general, interstate oil pipeline rates must be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances. Effective January 1, 1995, FERC implemented regulations establishing an indexing system (based on inflation) for transportation rates for oil that allowed for an increase or decrease in the cost of transporting oil to the purchaser. A review of these regulations by FERC in 2000 was successfully challenged on appeal by an association of oil pipelines. On remand, FERC, in February 2003, increased the index slightly, effective July 2001. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is materially different from the effect of such regulation on our competitors.

     Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines' published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Environmental Matters

     Oil and gas operations are subject to numerous federal, state and local laws and regulations controlling the generation, use, storage and discharge of materials into the environment or otherwise relating to the protection of the environment. These laws and regulations may, among other things: •

require the acquisition of a permit or other authorization before construction or drilling commences; •
restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production, and natural gas processing activities; •
suspend, limit or prohibit construction, drilling and other activities in certain lands lying within wilderness, wetlands, areas inhabited by endangered or threatened species, and other protected areas; •
require remedial measures to mitigate pollution from historical and on-going operations such as the use of pits and plugging of abandoned wells; •
restrict injection of liquids into subsurface strata that may contaminate groundwater; and •
impose substantial liabilities for pollution resulting from our operations.

Our management believes that we are in substantial compliance with current environmental laws and regulations, and that we will not be required to make material capital expenditures to comply with existing laws. Nevertheless, changes in existing environmental laws and regulations or interpretations thereof could have a significant impact on our properties as well as the oil and gas industry in general, and thus we are unable to predict the ultimate cost and effects of future changes in environmental laws and regulations.

     We are not currently involved in any administrative, judicial or legal proceedings arising under federal, state, or local environmental protection laws and regulations, or under federal or state common law, which would have a material adverse effect on our financial position or results of operations. Moreover, we maintain insurance against the costs of clean-up operations, but we are not fully insured against all such risks. A serious incident of pollution may result in the suspension or cessation of operations in the affected area.

     The following is a discussion of the current relevant environmental laws and regulations that relate to potential oil and gas operations.

     Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, and which we refer to as CERCLA, and comparable state statutes impose strict, joint, and several liability, without regard to fault or legality of conduct, on certain classes of persons who are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a disposal site or sites where a release occurred and companies that generated, disposed or arranged for the disposal of the hazardous substances released at the site. Under CERCLA, such persons or companies may be retroactively liable for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA authorizes the EPA, and in some cases third parties, to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, it is not uncommon for neighboring land owners and other third parties to file claims for personal injury, property damage, and recovery of response costs allegedly caused by the hazardous substances released into the environment.

     In the course of our ordinary operations, we may generate waste that may fall within CERCLA's definition of a "hazardous substance." We may be jointly and severally liable under CERCLA or comparable state statutes for all or part of the costs required to clean up sites at which these wastes have been disposed. Although CERCLA currently contains a "petroleum exclusion" from the definition of "hazardous substance," state laws affecting our operations impose cleanup liability relating to petroleum and petroleum related products, including oil cleanups.

     We currently own or lease, and have in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although Abraxas Petroleum has utilized standard industry operating and disposal practices at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties we owned or leased or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA (as defined below), and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes, including wastes disposed or released by prior owners or operators; to clean up contaminated property, including contaminated groundwater; or to perform remedial operations to prevent future contamination.

     Oil Pollution Act of 1990. Federal regulations also require certain owners and operators of facilities that store or otherwise handle oil, including the oil and gas exploration and production industry, to prepare and implement spill response plans relating to the potential discharge of oil into navigable waters. The federal Oil Pollution Act, which we refer to as OPA, contains numerous requirements relating to prevention of, reporting of, and response to oil spills into waters of the United States. For facilities that may affect state waters, OPA requires an operator to demonstrate $10 million in financial responsibility. State laws mandate oil cleanup programs with respect to contaminated soil. A failure to comply with OPA's requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions. We are not aware of any action or event that would subject us to liability under OPA, and we believe that compliance with OPA's financial responsibility and other operating requirements will not have a material adverse effect on our financial position or results of operations.

     Resource Conservation Recovery Act. The Resource Conservation and Recovery Act, which we refer to as RCRA, is the principal federal statute governing the treatment, storage and disposal of hazardous and non-hazardous solid wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most oil and gas exploration and production contained in many of the state counterparts to RCRA. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes oil and gas exploration and production wastes from regulation as hazardous wastes. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste required to be managed and disposed and would cause us to incur increased operating expenses. Also, in the ordinary course of the operations of our properties, small amounts of ordinary industrial wastes, such as paint wastes, waste solvents and waste oils that may be regulated as hazardous wastes are generated.

     Naturally Occurring Radioactive Materials, which we refer to as NORM, are materials not covered by the Atomic Energy Act, whose radioactivity is enhanced by technological processing such as mineral extraction or processing through exploration and production conducted by the oil and gas industry. NORM wastes are regulated under the RCRA framework, but primary responsibility for NORM regulation has been a state function. Standards have been developed for worker protection; treatment, storage and disposal of NORM waste; management of waste piles, containers and tanks; and limitations upon the release of NORM contaminated land for unrestricted use. We believe that our operations are in material compliance with all applicable NORM standards established by the State of Texas.

Clean Water Act. The Clean Water Act, which we refer to as the CWA, and analogous state laws, impose strict controls on the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. The CWA regulates storm water run-off from oil and natural gas facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented there under also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements of the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges for oil and other pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. We believe that our operations comply in all material respects with the requirements of the CWA and state statutes enacted to control water pollution.

     Safe Drinking Water Act. Oil and gas operations also produce wastewaters that are disposed via underground injection wells. These activities are regulated by the Safe Drinking Water Act, which we refer to as the SDWA, and analogous state and local laws. Underground injection is the subsurface placement of fluid through a well, such as the reinjection of brine produced and separated from oil and gas production. The main goal of the SDWA is the protection of usable aquifers. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. Hazardous-waste injection well operations are strictly controlled, and certain wastes, absent an exemption, cannot be injected into underground injection control wells. In Texas, no underground injection may take place except as authorized by permit or rule. We currently own and Abraxas Petroleum operates on our behalf various underground injection wells. Failure to abide by our permits could subject us to civil and/or criminal enforcement. We believe that we and Abraxas Petroleum are in compliance in all material respects with the requirements of applicable state underground injection control programs and our permits.

Clean Air Act. The Clean Air Act, which we refer to as the CAA, and state air pollution laws and regulations provide a framework for national, state and local efforts to protect air quality. Our operations utilize equipment that emits air pollutants which may be subject to federal and state air pollution control laws. These laws require utilization of air emissions abatement equipment to achieve prescribed emissions limitations and ambient air quality standards, as well as operating permits for existing equipment and construction permits for new and modified equipment.

     Permits and related compliance obligations under the CAA, as well as changes to state implementation plans for controlling air emissions in regional non-attainment areas, may require oil and natural gas exploration and production operators to incur future capital expenditures in connection with the addition or modification of existing air emission control equipment and strategies. In addition, some oil and natural gas facilities may be included within the categories of hazardous air pollutant sources, which are subject to increasing regulation under the CAA. Failure to comply with these requirements could subject a regulated entity to monetary penalties, injunctions, conditions or restrictions on operations and enforcement actions. Oil and natural gas exploration and production facilities may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. We believe that we and Abraxas Petroleum are in compliance in all material respects with the requirements of applicable federal and state air pollution control laws.

     The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Protocol, became effective in February 2005. Under the Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as "greenhouse gases," that are suspected of contributing to global warming. The United States is not currently a participant in the Protocol; however, Congress has recently considered proposed legislation directed at reducing "greenhouse gas emissions," and certain states have adopted legislation, regulations and/or initiatives addressing greenhouse gas emissions from various sources, primarily power plants. Additionally, on April 2, 2007, the U.S. Supreme Court ruled in Massachusetts v. EPA that the EPA has authority under the CAA to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks). The Court also held that greenhouse gases fall within the CAA's definition of "air pollutant," which could result in future regulation of greenhouse gas emissions from stationary sources, including those used in gas and oil exploration and production operations. The gas and oil industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. Our properties are not adversely impacted by the current state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

     National Environmental Policy Act. Gas and oil exploration and production activities on federal lands are subject to the National Environmental Policy Act, which we refer to as NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. If we were to conduct any exploration and production activities on federal lands in the future, those activities would need to obtain governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of gas and oil projects.

     Endangered Species Act. The Endangered Species Act, which we refer to as the ESA, restricts activities that may affect endangered or threatened species or their habitats. While some of our facilities may be located in areas that may be designated as habitat for endangered or threatened species. However, the discovery of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

Title to Properties

     As is customary in the oil and gas industry, we make only a cursory review of title to undeveloped oil and gas leases at the time we acquire them. However, before drilling commences, we require a thorough title search to be conducted, and any material defects in title are remedied prior to the time actual drilling of a well begins. To the extent title opinions or other investigations reflect title defects, we, rather than the seller/lessor of the undeveloped property, are typically obligated to cure any title defect at our expense. If we were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, we could suffer a loss of our entire investment in the property. We believe that we have good title to our properties, some of which are subject to immaterial encumbrances, easements and restrictions. The oil and gas properties we own are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. We do not believe that any of these encumbrances or burdens will materially affect our ownership or use of our properties.

Competition

     We operate in a highly competitive environment. The principal resources necessary for the exploration and production of oil and gas are leasehold prospects under which oil and gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of oil and gas operations. We must compete for such resources with both major oil and gas companies and independent operators. Many of these competitors have financial and other resources substantially greater than ours. Although we believe our current operating and financial resources are adequate to preclude any significant disruption of our operations in the immediate future, we cannot assure that such materials and resources will be available to us.

PROPERTIES

     The Company presently owns an interest in approximately 178 leases of oil and gas prospects located in Montana and Wyoming. These leases cover approximately 91,460 gross acres. Most of the leases carry an initial term of 5 years and the Company has a working interest and net royalty interest in the leases. These leases are more fully described below:

			Working	Net Royalty	Number	Initial
State of Montana-Leases	Gross Acres	Net Acres	Interest	Interest	of Leases	Term

Custer County, MT	10,160.000	10,080.320	100.00%	79.58%	19	5 yr

Powder River County, MT	13,553.790	13,553.790	100.00%	79.58%	34	5 yr

Rosebud County, MT	36,673.270	36,673.270	100.00%	79.58%	60	5 yr

Totals	60,387.060	60,307.380			113

Leases-Indiv & Entities
(fee) (Montana)

Powder River County, MT	2,439.530	1,219.710	100.00%	81.25%	11	5 yr

Powder River County, MT	5,111.180	4,691.180	100.00%	79.25%	2	5 yr

Powder River County, MT	4,552.010	1,582.190	100.00%	80.25%	2	5 yr

Rosebud County, MT	14,731.500	7,845.780	100.00%	81.25%	40	5 yr

Rosebud County, MT	238.700	14.920	100.00%	76.25%	2	5 yr

Totals	27,072.920	15,353.780			57

			Working	Net Royalty
Wyoming-Leases[5]	Gross Acres	Net Acres	Interest	Interest

WY State Leases	407.920	407.920	100.00%	77.00%	2	5 yr

Sheridan County, WY

Indiv-Entity Leases

Sheridan County, WY	5,578.209	1,006.890	100.00%	77.00%	8	1-3 yrs

Total acres	5,986.129	1,414.810			10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN
OF OPERATION

This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking states are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

__________________________ 5
Includes a lease sold by Sterling Oil & Gas Co. on May 22, 2007 of 813.51 gross acres (183.74 net acres) in which Sterling.
retained a 2% overriding royalty on the acreage.

Plan of Operation

During the fiscal year ended April 30, 2007, Big Cat Energy Corporation leased approximately 77,630 undeveloped net mineral acres in the Powder River Basin of Montana and Wyoming. These leases were subsequently assigned to us by Big Cat at the time our company was organized on May 1, 2007 in exchange for 10,000,000 shares of our restricted common stock. We may conduct exploration on one or more of our leasehold interests. There is, however, no assurance that we will. Any exploration of these properties would be subject to finding adequate funding to do such exploration. We may conduct our own field tests on one or more of our properties.

     Approximately 75,600 of our undeveloped net mineral acres are located in the Powder River Basin of Montana. About 60,300 of these acres are leased from the State of Montana, and approximately 15,300 acres are leased from various entities and individual landowners. The total annual lease payments related to the 75,600 acres are approximately $99,600. The State of Montana leases have a term of 10 years with renewal conditioned on continued payments of annual lease rentals. The other leases typically have 5 year terms, with some leases having renewal conditioned on continued payments of annual lease rentals. We have 100% of the working interest in these leases, with net royalty interests ranging from 79.58% to 81.25% .

     We have approximately 2,030 undeveloped net mineral acres in the Powder River Basin of Wyoming, Approximately 410 acres are leased from the State of Wyoming, and approximately, 1,620 acres are leased from various entities and individual land owners. The total annual lease payments related to the 2,030 acres are approximately $410. The State of Wyoming leases have a term of 5 years with renewal conditioned on continued payments of annual lease rentals. The other leases have terms ranging from 1 year to 3 years. We have 100% of the working interest in these leases, with a net royalty interest of 77%.

     During June 2007, we sold a minority interest in our company through a private placement of 4,000,000 units of Sterling at $.05 per share. Each unit consists of one (1) share of Sterling common stock and one (1) warrant exercisable for half (1/2) a share of Sterling common stock each at $.25 per share. The company received cash of $200,000 and recorded offering cost of $790. The Company has received subscriptions for an additional 1,000,000 units for proceeds of approximately $50,000. The proceeds of $50,000 from the additional 1,000,000 shares were received in September 2007. The Purchase Agreement for the units commits the company to file a registration for the Sterling shares within 180 days of the date of the Purchase Agreement.

     We did not acquire any additional oil and gas properties during the three month period ended July 31, 2007. During this period we sold an oil and gas lease for a tract of property that was not contiguous to the rest of our properties in the Powder River Basin of Wyoming. We received gross proceeds of $22,968 for the leasehold interest consisting of 184 net mineral acres, and retained a two percent overriding royalty interest on the leasehold interest. Our cost in this leasehold interest was $17,200. Our remaining oil and gas leasehold interests consist of approximately 77,500 undeveloped net mineral acres in the Powder River Basin of Montana and Wyoming.

     We will continue to evaluate future leasehold acquisitions and potential development of our holdings or joint venture opportunities as they arise. Our ability to complete any future acquisitions or development is dependant on obtaining additional funding.

Limited operating history; need for additional capital

There is no historical financial information about our current operations upon which to base an evaluation of our performance. We are in development stage operations and have not generated any revenues from current operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, the possibility that there is a lack of a sales market for our products, and possible cost overruns due to price and cost increases in services and products. We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of operations

For the Period Ending July 31, 2007

We reported a net loss for the three months ended July 31, 2007 of $13,534. Our other general and administrative costs were $4,616 during the three month period ended July 31, 2007, We had $9,600 of consulting services during the three months ended July 31, 2007 We did not acquire any oil & gas properties during the three month period ended July 31, 2007, however we sold one oil and gas leasehold interest with a cost of $17,200 and received gross proceeds of $22,968, The proceeds from the sale were applied to the carrying value of the asset on the company’s books.

Liquidity and Capital Resources

As of July 31, 2007, we had working capital of approximately $185,647 and although it is uncertain how long these monies will fund operations, we expect them to be sufficient for approximately six months. Therefore, we may seek additional sources of capital for the coming year. On June 8, 2007, we completed a private placement of securities and raised gross proceeds of $250,000. We sold a total of 5,000,000 units of common stock to twenty five investors at $.05 per unit, each unit consisting of one share of common stock and a warrant to purchase one-half share of common stock. We issued the foregoing 5,000,000 units as restricted securities pursuant to the exemptions from registration contained in Regulation S of the Securities Act of 1933 and section 4(2) of the Securities Act of 1933. Shares sold pursuant to Regulation S were sold to non U.S. persons outside the United States of America. Shares sold pursuant to section 4(2) of the Securities Act of 1933 were sold to persons who received the same information that can be found in a Form SB-2 registration statement and were deemed sophisticated investors in that they understood our business and were able to read and understand financial statements.

As of the date of this report, we have yet to generate revenues from our current business operations. Recent Accounting Pronouncements In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

MANAGEMENT

Each of our directors serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The board of directors has no nominating, auditing or compensation committees.

The name, age and position of our directors and officers is set forth below:

Name	Age	Position Held
Timothy G. Barritt	58	President, Principal Executive Officer, and Director
Richard G. Stockdale	63	Director and Vice President
Raymond P. Murphy	49	Director and Chief Operation Officer, Vice President
Richard Stifel	60	Secretary, Principal Financial Officer,

Our directors serve until our next annual meeting of the stockholders or until resignation if earlier. The Board of Directors appoints the officers and their terms of office are at the discretion of the Board of Directors.

Timothy G. Barritt - President, Principal Executive Officer, and Director. On May 12, 2007, Timothy Barritt was appointed to our board of directors. Mr. Barritt was also appointed president and principal executive officer. Since 1996 Mr. Barritt has owned and operated TYVO, LLC which operates three portable drilling rigs in the methane industry as well as in the water industry. Since July 2005, Mr. Barritt has been a partner in TDR Group, LLC a Wyoming Limited Liability corporation which sold its assets in the transaction described above. He is a director of Big Cat Energy Corporation, a publicly held affiliate of the Company.

Richard G. Stockdale – Director, Vice President, Treasurer.. Since February 17, 2006, Mr. Stockdale has been a member of the board of directors of Big Cat Energy Corporation, a publicly held affiliate of the Company and since August 30, 2006, Mr. Stockdale has been Vice President of Big Cat.. Since November 2002, Mr. Stockdale has also owned and operated Stockdale Consulting, LLC, which is engaged in the business of hydro-geologic investigations, water well design, drilling supervision, well development techniques, pump testing, water analysis, compilation of data, and publishing reports. From January 2001 to March 2003, Mr. Stockdale was the Deputy Wyoming State Engineer. Since July, 2005, Mr. Stockdale has been a partner in TDR Group, LLC a Wyoming Limited Liability corporation which sold its assets in the transaction described above.

Raymond P. Murphy – Vice President Chief Operating Officer and Director. Since February 17, 2006, Mr. Murphy has been secretary and a member of the board of directors of Big Cat Energy Corporation, a publicly held affiliate of the Company and since August 30, 2006, Mr. Murphy has been Chief Operating Officer of Big Cat.. Since January 2003, Mr. Murphy has been an independent consulting oil and gas geologist in Phoenix Arizona. Since July 2005, Mr. Murphy has also been a partner in TDR Group, LLC a Wyoming Limited Liability corporation which sold its assets in the transaction described above. From December 1999 to November 2002, Mr. Murphy was a regulatory specialist/geo-hydrologist for Williams Production RMT Company, Gillette, Wyoming responsible for permitting, reporting and compliance of byproduct water from coal bed methane operations. Mr. Murphy holds a Bachelor of Science degree in geology and biology from Chadron State College, Chardon, Nebraska.

Richard G. Stifel - Principal Financial Officer, and Secretary. Mr. Stifel was appointed as Chief Financial officer of the Company in September, 2007. From February 2007 until September, 2007 he was President and CFO of RGS Resources, LLC of Denver, Colorado. He was also President of RGS from June, 2001 until December 2004. From January, 2005 until February, 2007 he was the Market Leader and consultant for the Siegfried Group of Wilmington, Delaware. From April, 1995 until June,

2001 he was CFO for MSI Technologies of Denver, Colorado. From December, 1990 until April, 1995 he was CFO and Secretary of Horizon Resources Corp., a publicly held company of Golden, Colorado. From June, 1988 until December, 1990 he was the Western Region Finance Officer for the Alert Centre, Denver, Colorado. He obtained his BSBA from Colorado State University in 1969.

BOARD OF DIRECTORS MEETINGS
AND ATTENDANCE AT SHAREHOLDER MEETINGS

     The Company does not have nominating or audit committees of the Board. The full board conducts the function of an audit committee. There were 5 meetings of the Board of Directors held since the formation of the Company. Three members of the Board attended the meetings. The Company expects all directors to be in attendance at shareholder meetings and attempts to schedule meetings at a time when all directors will be able to attend, however conflicting schedules, may on occasion preclude attendance at shareholder meetings.

AUDIT COMMITTEE FINANCIAL EXPERT

     The Company's board of directors does not have an "audit committee financial expert," within the meaning of such phrase under applicable regulations of the Securities and Exchange Commission, serving on its audit committee. However, the board of directors believes that all members of its audit committee are financially literate and experienced in business matters, and that one or more members of the audit committee are capable of (i) understanding generally accepted accounting principles ("GAAP") and financial statements, (ii) assessing the general application of GAAP principles in connection with our accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding our internal controls and procedures for financial reporting; and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert.

However, the board of directors believes that there is not any audit committee member who has obtained these attributes through the experience specified in the SEC's definition of "audit committee financial expert." Further, like many small companies, it is difficult for the Company to attract and retain board members who qualify as "audit committee financial experts," and competition for these individuals is significant. The board believes that its current audit committee is able to fulfill its role under SEC regulations despite not having a designated "audit committee financial expert."

Code of Ethics

We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

Section 16(a) of the Securities Exchange Act of 1934

Following registration of the Company under the Securities Exchange Act of 1934, Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the Securities and Exchange Commission. Directors, executive officers and persons who own more than 10% of our common stock are required by Securities and Exchange Commission regulations to furnish to us copies of all section 16(a) forms they file. At this time, none of our officers and directors are subject to such filings.

EXECUTIVE COMPENSATION

The Company was formed May 1, 2007. There has been no compensation paid by Sterling to any officers or directors at the time of filing of this registration statement, however the Company expects to pay each of its officers and directors named above $90,000 per year beginning in 2008.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans.

Compensation of Directors

The Company expects to pay its directors $2,000 quarterly for their service as such.

Indemnification

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

MARKET FOR OUR COMMON EQUITY AND RELATED MATTERS

Our shares are expected to be traded on the OTC market or the Bulletin Board operated by the Federal Industry Regulatory Authority. At this time there is no market for the common stock of the Company.

Outstanding Shares and Holders of Common Stock

As of October 31, 2007, we have 15,000,000 shares issued and outstanding, held by 26 shareholders. The Company also has 5,000,000 warrants issued and outstanding for the purchase of 2,500,000 shares of common stock.

Dividend Policy

We have never paid cash dividends on our capital stock. We currently intend to retain any profits we earn to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future.

Section 15(g) of the Securities Exchange Act of 1934

Our company's shares are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, FINRA's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Securities authorized for issuance under equity compensation plans

We have no equity compensation plans and accordingly we have no shares authorized for issuance under an equity compensation plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering. The stockholders listed below have direct ownership of his/her shares and possess sole voting and dispositive power with respect to the shares.

	Number of	Percentage of
	Shares	Ownership		Percentage of
Name and Address	Before the	Before the	Number of Shares	Ownership After
Beneficial Owner	Offering	Offering	After Offering	the Offering
Timothy G. Barritt [1]	250,000	1.7%	250,000	1.4%

Ray Murphy [1]	250,000	1.7%	250,000	1.4%

Richard Stockdale [1][2]	250,000	1.7%	250,000	1.4%

Richard G. Stifel	0		0

Big Cat Energy Corporation	10,000,000	66.67%	0	0

All officers and directors	750,000	5%	750,000	4.3%
as a group (4 Individuals)

[1] The persons named above may be deemed to be "promoters" of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of their stock holdings.

[2] Shares are held by the Richard G. Stockdale Revocable Trust dated 6/8/2007.

Selling Shareholders

The following table sets forth the name of each selling shareholder, the total number of shares owned prior to the offering, the percentage of shares owned prior to the offering, and the number of shares offered.

		Percentage of
	Total number of	shares owned	Number of
	shares owned prior	prior to	shares being
Name	to offering	offering	offered[6]
Barritt, Timothy	250,000	1.7%	250,000
Batell Investment Ltd.	50,000.33%		75,000
Burney, Nigel	25,000	0.17%	37,500
EMEA Trade Ltd.[1]	750,000	5.0%	1,125,000
Girling, Andrew	25,000.17%		37,500
Goodale, Robert	250,000	1.7%	375,000
Goritsa, Anna	500,000	3.33%	750,000
Hill-Moody, Myee	25,000	0.17%	37,500
Korpan, Jerry	25,000	0.17%	37,500
Lacitinola, Linda	75,000.5%		112,500
Ladner Rose Investments Ltd. [2]	600,000	4%	900,000
Lowe, William	125,000	0.83%	187,500
Murphy, Raymond	250,000	1.7%	250,000
Nurse, Bruce	50,000.33%		75,000
Papasachinis, Anastasios	500,000	3.3%	750,000
Papdimas, Georgios	400,000	2.67%	600,000
Peck, Keith L.	50,000	0.33%	75,000
Puetter, Marcel	100,000.67%		150,000
Saunders, Robert	25,000	0.17%	37,500
Saunders, Ryan	25,000	0.17%	37,500
Schaefer, Coalton	500,000	3.63%	750,000
Smith, Warwick	25,000	0.17%	37,500
Staude, Laura	25,000	0.17%	37,500
Richard Stockdale Revocable Trust	250,000	1.7%	250,000
Williams, Andrew	100,000	0.36%	150,000
TOTALS	4,250,000	33.33%	6,375,000

[1] EMEA Trade Ltd. is owned and controlled by Dass Treuhand who exercises sole voting and dispositive control over the shares.

[2] Ladner Rose Investments Ltd. is owned and controlled by David Elliot and David Shepherd who exercise sole voting and dispositive control over the shares.

None of the selling shareholders has, or has had within the past three years, any position, office, or other material relationship with us or any of our predecessors or affiliates, except Richard G. Stockdale, Robert Goodale, Timothy Barritt and Ray Murphy who are each or have been an officer and director of the Company and of Big Cat Energy Corporation.

___________________________ [6] Includes shares underlying warrants

None of the selling shareholders is a broker-dealer or an affiliate of a broker dealer.

Future Sales of Shares

Shares purchased in this offering and shares distributed by dividend to Big Cat Shareholders will be immediately resalable without restriction of any kind, except shares held by officers, directors and control persons which will be subject to control restrictions on resale.

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 200,000,000 shares of common and preferred stock, $0.00001 par value per share. The holders of our common stock:

*	have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;

*	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

*	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

*	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable. We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the state of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Cash dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-takeover provisions

There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control.

Reports

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K. You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock transfer agent

Nevada Agency & Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 89501 is our transfer agent. Its telephone number is (775) 322-0626.

Description of Warrants

The Company presently has outstanding 5,000,000 warrants to purchase shares of its common stock. Each warrant is exercisable for $.25 for the purchase of one half share of the Company’s common stock or a potential of 2,500,000 shares for $1,250,000. The warrants are exercisable for a period ending five (5) years after the issue date of the warrants.

CERTAIN TRANSACTIONS

     At the time of filing of this registration statement, the Company is a 66.67% owned subsidiary of Big Cat Energy Corporation (“Big Cat”) and was formed by Big Cat on May 1, 2007 as a Nevada corporation. Messrs. Barritt, Murphy, Stockdale and Stifel are also directors and/or executive officers of Big Cat. In connection with the formation of the Company, Messrs Barritt, Murphy and Stockdale cause Big Cat to transfer all of its oil and gas leases to Sterling in exchange for 10,000,000 shares of the restricted common stock of Sterling. Big Cat had paid a total of $1,794,231 for the transferred leases during 2006 and 2007. The purpose of the transfer was (1) to enhance access to financing for the separate companies by allowing the financial community to focus separately on the equipment business of Big Cat and the oil and gas business of Sterling; (2) to separate the two distinct businesses of the companies so that the condition of one business is not affected by the business of the other for fundraising or liability purposes; (3) to avoid conflicts of interest in seeking permitting from state authorities for approval of permits for Big Cat's ARID technology and Sterling's leases and drilling permits; and (4) to enable the companies to do business with each other's competitors.

     On June 8, 2007, the Company completed a private placement of 5,000,000 of its restricted common shares and warrants (the “Units”) to 25 persons (see “Recent Sales of Restricted Securities”), including the sale of 250,000 Units each to Messrs Barritt, Murphy and Stockdale for $12,500 each or $.05 per share. The Units include registration rights that require the Company to file a registration statement for the Units within 180 days of the sale of the Units. Each Unit consists of one share of common stock of the Company and a warrant to purchase one half share of common stock of the Company. As a result of the registration, the foregoing individuals will obtain registered stock of the Company which will be available for resale subject to the restrictions on resale by control persons of the Company.

     Simultaneously with this registration under the 1933 Act on Form SB2, Messrs Barritt, Murphy and Stockdale have caused Big Cat to file an information statement with the Securities and Exchange Commission relating to their approval of the distribution of the 10,000,000 Sterling shares held by Big Cat pro rata to the existing shareholders of Big Cat on the approximate basis of one share of Sterling for each three Big Cat shares held by each Big Cat shareholder. As a result of the distribution and the simultaneous filing of a Form 10-SB registration statement by Sterling Oil & Gas, Sterling will become a publicly held company reporting under the 1934 Act and the shares of Sterling distributed to the Big Cat shareholders will be available for resale pursuant to SEC Staff Legal Bulletin No. 4. Messrs. Barritt, Murphy and Stockdale are each expected to receive approximately 1,000,000 shares of the common stock of Sterling as a result of the Big Cat distribution of the 10,000,000 Sterling shares, which shares would also be available for resale subject to restrictions on resale by control persons of the Company.

LITIGATION

We are not a party to any pending litigation and none is contemplated or threatened.

EXPERTS

The financial statements included in this Registration Statement have been audited by Hein & Associates LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report dated December 5, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern ) and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Strong and Hanni, Salt Lake City, Utah.

FINANCIAL STATEMENTS

Our fiscal year end is February 28. Our audited balance sheet and income statement for the period ended July 31, 2007 are attached hereto:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sterling Oil and Gas Company
Gillette, Wyoming

We have audited the balance sheet of Sterling Oil and Gas Company as of July 31, 2007 and the related statements of operations, shareholders’ equity and cash flows for the period May 1, 2007 (inception) through July 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Oil and Gas Company as of July 31, 2007 and the results of its operations and its cash flows for May 1, 2007 (inception) through July 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenue and has incurred substantial losses from operations and is in the development stage. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

HEIN & ASSOCIATES LLP

Denver, Colorado

December 5, 2007

Sterling Oil and Gas Company
(A Development Stage Company)
Balance Sheet
July 31, 2007

Assets
Current assets:
Cash	$186,641
Total current assets	186,641

Oil and Gas Properties-Unevaluated Properties, full cost method	1,803,860

Total Assets	$1,990,501

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	994
Total current liabilities	994

Commitment and Contingencies (Note 7)

Shareholders’ equity:
Preferred stock, $.00001 par value; 100,000,000 shares authorized, 0 shares
issued and outstanding	0

Common stock, $.00001 par value; 100,000,000 shares authorized,
14,000,000 shares issued and outstanding	140
Additional paid-in capital	2,002,901
Deficit accumulated during development stage	(13,534)

Total shareholders’ equity	1,989,507

$1,990,501

See accompanying notes to financial statements

Sterling Oil and Gas Company
(A Development Stage Company)
Statements of Operations
From Inception through July 31, 2007

From Inception
through
July 31,
2007
Revenues

Costs and expenses:
Consulting services	9,600
Other general and administrative expenses	$4,616

Operating Loss	(14,216)

Other Income (Expense)
Interest income	682

Net (Loss)	$(13,534)

Basic and dilutive loss per share	$(0.00)

Weighted average common shares outstanding	11,513,736

See accompanying notes to financial statements

Sterling Oil and Gas Company
(A Development Stage Company)
Statements of Cash Flows

From Inception
through
July 31,
2007
Cash Flows From Operating Activities:
Net Loss	$(13,534)
Adjustments to reconcile net loss to net cash used by operating activities:
Contributed services	9,600
Changes in operating assets and liabilities:
Inventory
Prepaids and other
Payables	994

Net cash used in
operating activities	$(2,940)
Cash flows from investing activities:
Undeveloped oil and gas properties	(9,629)
Equipment purchases
Net investment in marketable securities
Other assets
Net cash used in
investing activities	$(9,629)
Cash flows from financing activities:
Proceeds from related party advances
Repayment of related party advances
Proceeds from the sale of common stock	200,000
Payments for offering costs	(790)
Net cash provided by
financing activities	$199,210
Net Increase (Decrease) in cash and
cash equivalents	$186,641
Cash and cash equivalents:
Beginning of period	0
End of period	$186,641

Noncash investing and financing transaction:
Transfer of oil and gas properties from Big Cat	$1,794,231

See accompanying notes to financial statements

Sterling Oil and Gas Company
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity

	Common Stock			Additional
		Par	Common	Paid –in	Deficit
	Shares	Value	Stock	Capital	Accumulated	Total
Balance May 1, 2007						$0

Issuance of common stock	10,000,000	$.00001	$100	$1,794,131		$1,794,231
at inception 5/1/07 $.1794
Private Placement June	4,000,000	$.00001	40	199,960		200,000
2007 through July 2007
$.05
Other costs-contributed				9,600		9,600
service
Other costs				(790)		(790)
Net income (loss)					$(13,534)	(13,534)

Balance at July 31, 2007	14,000,000		$140	$2,002,901	$(13,534)	$1,989,507

See accompanying notes to financial statements

Note 1: Organization and Nature of Operations

Description of Operations

     Sterling Oil and Gas Company is an independent energy company engaged in the exploration, development, acquisition and production of natural gas and crude oil in the western United States. On May 1, 2007, Big Cat Energy Corporation formed a subsidiary, Sterling Oil & Gas Company (“Sterling”). Big Cat transferred its unevaluated oil and gas properties, consisting of various mineral leases and related costs, in return for 10 million shares of Sterling restricted common stock.

     The Company is in the development stage in accordance with Statement of Financial Accounting Standards (‘SFAS”) No. 7. The Company has been in the development stage since inception and has yet to enter revenue-producing operations. Activities since its inception have primarily involved organization and development of the Company. The company’s inception date is May 1, 2007; therefore the inception to date and three months ended July 31, 2007 financial results are the same amounts.

Note 2: Liquidity

Going Concern

     As of July 31, 2007, the Company had working capital of approximately $185,647 and stockholders’ equity of $1,989,507. Sterling has relied upon outside investor funds to maintain its operations and develop its business. Sterling’s plan for continuation anticipates continued funding from investors. This funding would be used for operations, for working capital, as well as business expansion during the upcoming fiscal year. The Company can provide no assurance that additional investor funds will be available on terms acceptable to the Company.

     Sterling’s ability to continue as a going concern is dependent upon raising capital through debt or equity financing and ultimately by increasing revenue and achieving profitable operations. The Company can offer no assurance that it will be successful in its efforts to raise additional proceeds or achieve profitable operations. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business, and no adjustments have been made as a result of this uncertainty.

Note 3: Basis of Presentation and Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of any oil and gas reserves, assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. Although actual results may differ from these estimates under different assumptions or conditions, the Company believes that its estimates are reasonable.

Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, amounts held in banks and highly liquid investments purchased with an original maturity of three months or less. The Company may have cash in banks in excess of federally insured amounts.

Concentrations of Credit Risk

     The Company’s cash equivalents and short-term investments are exposed to concentrations of credit risk. The Company manages and controls this risk by investing these funds with major financial institutions.

Furniture and Equipment

     Furniture and equipment is stated at cost. Depreciation is provided on furniture, fixtures and equipment using the straight-line method over an estimated service life of three to seven years. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset.

Oil and Gas Properties

     The Company follows the full cost method of accounting whereby all costs related to the acquisition and development of oil and gas properties are capitalized into a single cost center (“full cost pool”). Such costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from property sales are generally credited to the full cost pool without gain or loss recognition unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to these costs. A significant alteration would typically involve a sale of 25% or more of the proved reserves related to a single full cost pool.

     Depletion of exploration and development costs and depreciation of production equipment is computed using the units of production method based upon estimated proved oil and gas reserves. The costs of unevaluated properties are withheld from the depletion base until such time as they are either developed or abandoned. The unevaluated properties are reviewed quarterly for impairment. Total well costs are transferred to the depletable pool even when multiple targeted zones have not been fully evaluated. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent rate of six thousand cubic feet of natural gas to one barrel of crude oil.

     Under the full cost method of accounting, capitalized oil and gas property costs, less accumulated depletion and net of deferred income taxes (full cost pool), may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves less the future cash outflows associated with the asset retirement obligations that have been accrued in the balance sheet plus the cost, or estimated fair value, if lower of unproved properties and the costs of any properties not being amortized, if any. Should the full cost pool exceed this ceiling, an impairment is recognized. The present value of estimated future net revenues is computed by applying current oil and gas prices to estimated future production of proved oil and gas reserves as of period end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions. However, subsequent commodity price increases may be utilized to calculate the ceiling value.

Asset Retirement Obligations

     The Company follows the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations. The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of oil and gas properties is recorded when incurred, generally upon acquisition or completion of a well. The net estimated costs are discounted to present values using a risk adjusted rate over the estimated economic life of the oil and gas properties. Such costs are capitalized as part of the related asset. The asset is depleted on the units-of-production method on a field-by-field basis. The associated liability is classified in other long-term liabilities in the accompanying balance sheets. The liability is periodically adjusted to reflect (1) new liabilities incurred, (2) liabilities settled during the period, (3) accretion expense, and (4) revisions to estimated future cash flow requirements. The accretion expense is recorded as a component of depreciation, depletion and amortization expense in the accompanying statements of operations. As of July 31, 2007, the Company’s ARO obligation is not significant, as wells are drilled a liability will be established.

Income Taxes

     We follow the provisions of FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements in accordance with SFAS No.109. Tax positions must meet a "more-likely-than-not" recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. During the first quarter of ending July 31, 2007, we recognized no adjustments for uncertain tax benefits

     We recognize interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties related to uncertain tax positions were accrued at July 31, 2007.

Risks and Uncertainties

     Historically, oil and gas prices have experienced significant fluctuations and have been particularly volatile in recent years. Price fluctuations can result from variations in weather, levels of regional or national production and demand, availability of transportation capacity to other regions of the country and various other factors. Increases or decreases in prices received could have a significant impact on future results.

Fair Value of Financial Instruments

     The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amounts of such financial instruments approximate fair value due to their short maturities or floating rate structure.

Research and Development Expenditures

     Costs related to the research, design, and development of products are charged to research and development expenses as incurred. As of July 31, 2007, no material research and development expenses were recorded.

Net Loss Per Share

     Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Contingently issuable shares are included in the computation of basic net income (loss) per share when the related conditions are satisfied. Diluted net income (loss) per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of contingently issuable shares, the incremental common shares issuable upon conversion of preferred stock or convertible debt (using the “if converted” method) and shares issuable upon the exercise of stock options and warrants (using the “treasury stock” method). Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

     As of July 31, 2007 the Company had 14,000,000 shares of common stock outstanding. At July 31, 2007, warrants totaling 2,500,000 shares were excluded from the calculation of diluted earnings per share, due to the fact that they were anti-dilutive.

Other Comprehensive Income

     The Company does not have any items of other comprehensive income for the quarter ended July 31, 2007. Therefore, total comprehensive income (loss) is the same as net income (loss) for these periods.

Recently Issued Accounting Standards

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

Note 4: Oil and Gas Property Acquisitions

     Costs directly associated with the acquisition, exploration and development of unevaluated properties are excluded from the full cost amortization pool, until they are evaluated. The Company acquired various unproven oil and gas leases in Montana and Wyoming from Big Cat Energy, May 1, 2007.

     During the three month period ended July 31, 2007, the Company sold one oil and gas leasehold interest consisting of 184 net mineral acres. The Company received gross proceeds of $22,968, and retained a two percent overriding royalty interest on the transferred leasehold interest. The proceeds from the sale were applied to the carrying value of the asset on the company’s books.

Note 5: Shareholders’ Equity

Private Offerings

     On May 1, 2007, Big Cat formed a subsidiary, Sterling Oil & Gas Company (“Sterling”). Big Cat transferred its unevaluated oil and gas properties, consisting of various mineral leases and related costs, in return for 10 million shares of Sterling common stock. The full cost method value of the properties was $1,794,231.

     During June 2007, the company sold shares of its restricted common stock through a private placement of 4,000,000 units. Each unit consists of one (1) share of Sterling restricted common stock at $.05 per share and one (1) warrant for half (1/2) a share of Sterling common stock at $.25 per share. The company received cash of $200,000 and recorded offering cost of $790. The Company also received subscriptions for an additional 1,000,000 units. Proceeds of approximately $50,000 were subsequently received in September 2007. The Purchase Agreement for the units commits the company to file a registration for the Sterling shares within 180 days of the date of the Purchase Agreement.

Note 6: Income Taxes

     Deferred tax assets (liabilities) are comprised of the following:

July 31
2007

Deferred tax assets:
Net operating loss and credit carryforwards	$5,000
Total deferred tax assets	5,000
Valuation allowance	(5,000)

$-

     A reconciliation of our effective tax rate to the federal statutory tax rate of 35% is as follows:

July 31
2007

Expected benefit at federal statutory rate	(35%)
State taxes net of federal benefit	(1.75%)
Change in valuation allowance	36.75%

–

The federal net operating loss (NOL) carryforward of approximately $13,500 as of July 31, 2007 expires on various dates through 2027. Internal Revenue Code Section 382 places a limitation on the amount of taxable income which can be offset by NOL carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. Generally, after a change in control, a loss corporation cannot deduct NOL carryforwards in excess of the Section 382 limitation. Due to these “change in ownership” provisions, utilization of NOL carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. We have not performed a Section 382 analysis. However, if performed, Section 382 may be found to limit potential future utilization of our NOL carryforwards.

We have established a full valuation allowance against the deferred tax assets because, based on the weight of available evidence including our continued operating losses, it is more likely than not that all of the deferred tax assets will not be realized. Because of the full valuation allowance, no income tax expense or benefit is reflected on the statement of operations.

Note 7: Commitment and Contingencies

Environmental Issues – The Company is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In the Company’s acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company. Management believes its properties are operated in conformity with local, state and federal regulations. No claim has been made, nor is the Company aware of any uninsured liability which the Company may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form SB-2 of Sterling Oil and Gas Company of our report, dated December 5, 2007, relating to our audit of the financial statements, appearing in the Registration Statement. Our report dated December 5, 2007 relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

HEIN & ASSOCIATES LLP

Denver, Colorado
December 10, 2007

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our articles and bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation which is not the case with our articles of incorporation. Excepted from that immunity are: (1) a willful failure to deal fairly with the company or its shareholders inconnection with a matter in which the director has a material conflict of interest; (2) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (3) a transaction from which the director derived an improper personal profit; and (4) willful misconduct.

     Our Articles of Incorporation further provide that we will indemnify our directors and officers to the fullest extent permitted by Nevada law in that the Corporation will indemnify to the fullest extent permitted by law any person (the “Indemnitee”) made or threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he or she is or was a director of the Corporation or is or was serving as a director, officer, employee or agent of another entity at the request of the Corporation or any predecessor of the Corporation against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees and disbursements) that he or she incurs in connection with such action or proceeding.

     The right to indemnification inures whether or not the claim asserted is based on matters that predate the adoption of the indemnification article and continues as to an Indemnitee who has ceased to hold the position by virtue of which he or she was entitled to indemnification, and inures to the benefit of his or her heirs and personal representatives. The right to indemnification and to the advancement of expenses conferred by the Articles are not exclusive of any other rights that an Indemnitee may have or acquire under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. However, the Corporation’s obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at the request as a director, officer employee or agent of another corporation, partnership, joint venture, trust, enterprises or other entity will be reduced by any amount such Indemnitee may collect as indemnification or advancement or expenses from the other entity.

     The Corporation will, also from time to time, reimburse or advance to any Indemnitee the funds necessary for payment of expenses, including attorneys’ fees and disbursements, incurred in connection with defending any proceeding from which he or she is indemnified by the Corporation, in advance of the final disposition of such proceeding; provided that the Corporation has received the undertaking of such director or officer to repay any such amount so advanced if it is ultimately determined by a final and unappealable judicial decision that the director or officer is not entitled to be indemnified for such expenses.

     Our Bylaws provide that the Corporation will indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct \vas unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action proceeding, had reasonable cause to believe that such person's conduct was unlawful.

      Further, the Corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in the Corporation's favor by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and amount paid in settlement actually and reasonably incurred by such person in connect with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Corporation unless and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

     The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation. To the extent that a Director, Trustee, Officer, employee or Agent of the Corporation has been successful on the merits or otherwise, in whole or in part in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Indemnification (unless ordered by a court) will be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Trustee, Officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (b) is such a quorum is not obtainable, by a majority vote of the Directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the Directors, whether or not a quorum and whether or not disinterested) in a written opinion, or d) by the Shareholders. Anyone making such a legal counsel (selected by one or more of the Directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the Shareholders. Anyone making such a determination under this Paragraph .04 may determine that a person has met the standards therein set forth as to some claims, issues or matters but not as to others, and may reasonably permit amounts to be paid as indemnification.

     Expenses incurred defending civil or criminal actions, suits or proceedings shall be paid by the Corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized and upon receipt of an undertaking by or on behalf of the Director, Trustee, Officer, employee or agent to repay such amount. The indemnification provided in this Section shall not be deemed exclusive of any other rightsto which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Trustee, Officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The Corporation also has the power to purchase and maintain insurance on behalf of any person who is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability assessed against such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability" For purposes of indemnification, "Corporation" includes, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its Directors, Trustees, Officers, employees or agents, so that any person who is or was a Director, Trustee, Officer, employee or agent of such constituent corporation or of any entity a majority of the voting stock of which is owned by such constituent corporation or is or was serving at the request of such constituent corporation as a Director, Trustee, Officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving Corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of the offering are denoted below. Please note that all amounts are estimates other than the Commission's registration fee.

Securities and Exchange Commission registration fee:	$
Federal Taxes	$0.00
State Taxes and Fees	$0.00
Transfer Agent Fees	$3,000
Accounting fees and expenses	$5,000
Legal fees and expenses	$10,000
Miscellaneous	$2,000

TOTAL:	$20,000

We will pay all expenses of the offering listed above from cash on hand. No portion of these expenses will be borne by the selling shareholders.

EXHIBITS

Exhibit 3(i) Articles of Incorporation of Sterling Oil & Gas Company

Exhibit 3(ii)Bylaws of Sterling Oil & Gas Company

UNDERTAKINGS

We undertake that we will:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the bona fide offering.

3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

RECENT SALES OF UNREGISTERED SECURITIES

During the period May to September, 2007, the Company sold 5,000,000 units (each unit consisting of one share of common stock and a warrant to purchase one half share of common stock) to a total of 26 persons in a private placement/ Regulation S offering for $.05 per unit. The warrants are exercisable for $.25 per half share. There was no underwriter and no underwriting fees or other fees associated with the offering. Total funds raised in the offering were $250,000. Seventeen of the offerees or purchasers are foreign nationals living abroad. Such subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form SB-2 Registration Statement and has duly caused this amended Form SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Gillette, Wyoming on this 10th day of December 2007.

Sterling Oil and Gas Company

BY:   TIMOTHY G. BARRITT
         Timothy G. Barritt
         President, Principal Executive Officer, and a
         member of the Board of Directors

BY:   RICHARD G. STIFEL
         Richard G. Stifel
         Secretary, Treasurer, Principal Financial Officer,

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Timothy G. Barritt, as true and lawful attorney-in-fact and agent, with full power of substitution, for her and in her name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as she might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amended Form SB-2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

TIMOTHY G. BARRITT	Director	December 10, 2007
Timothy G. Barritt

RICHARD STOCKDALE	Director	December 10, 2007
Richard Stockdale

RAY MURPHY	Director	December 10, 2007
Ray Murphy

EXHIBIT INDEX – STERLING OIL AND GAS COMPANY

Exhibit 3(i) Articles of Incorporation of Sterling Oil & Gas Company

Exhibit 3(ii)Bylaws of Sterling Oil & Gas Company